FIDELITY (LOGO) INVESTMENTS(registered trademark)  FMR Corp.
                                                   82 Devonshire Street
                                                   Boston MA  02109-3614
                                                   617 563 7000

     January 6, 1999
Securities and Exchange Commission
Judiciary Plaza, Room 5159
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Mr. Michael J. Shaffer

Re: Fidelity Municipal Trust II (the Trust)
 File Nos. (33-43986) and (811-6454)
 Request for Withdrawal of Filing
Dear Mr. Shaffer:
As Secretary and Agent for Service of the above Trust, the undersigned hereby requests consent, pursuant to Rule 477 under the Securities Act of 1933, to withdraw the 485APOS filing with Accession Number:
0000718581-99-000002 from the above Registrant. This filing was inadvertantly transmitted using the incorrect CIK and File Number.
    Very truly yours,



    /s/Eric D. Roiter
    Eric D. Roiter
    Secretary and Agent for Service